Exhibit 99.1

Lake Shore Gold Reports Strong Cost Performance in Q1/15

TORONTO, ONTARIO--(Marketwired - Apr 13, 2015) -

•	Preliminary cash operating cost per ounce sold of US$509 in Q1/15 (based on total production costs of $33.0 million) compared to full-year target range of US$650 - US$700

•	Preliminary all-in sustaining cost per ounce sold of US$748 in Q1/15 compared to full-year target range of US$950 - US$1,000

•	Company continues to generate significant free cash flow and build cash position.

Lake Shore Gold Corp. (TSX:LSG)(NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced preliminary cash operating cost(1) and all-in sustaining cost(2) ("AISC") per ounce sold for the first quarter of 2015 ("Q1/15"). Final numbers for these measures will be available on April 29, 2015 when the Company issues its full Q1/15 financial results. Cash operating cost per ounce sold for Q1/15 is estimated at US$509 (including US$27 per ounce for royalties), an 18% improvement from US$623 per ounce in first quarter of 2014 ("Q1/14") and significantly better than the Company's full-year 2015 target range of US$650 to US$700 per ounce. AISC per ounce sold in Q1/15 is estimated at US$748 per ounce, an improvement of 22% from US$960 in Q1/14 and well below the full-year 2015 target range of US$950 to US$1,000 per ounce. Total production costs in Q1/15 are estimated at approximately $33.0 million compared to total production costs of $29.7 million in Q1/14 and a full-year 2015 target of $125.0 million.

Tony Makuch, President and CEO of Lake Shore Gold, commented: "Our cash operating costs and AISC per ounce sold were very strong in Q1/15, largely driven by record production and the highest average quarterly grade since we declared commercial production. Our preliminary cash operating costs and AISC show considerable improvement from last year's first quarter and are well below our full-year 2015 target ranges. With our high level of production, low costs per ounce and an average Canadian dollar gold price of over $1,500 per ounce, we generated significant free cash flow during Q1/15 and increased our cash and bullion(3) by $15.5 million to approximately $77.0 million.

"Looking ahead, with our strong start to the year we are well positioned to achieve our production and unit cost targets in 2015. While average grades will come down as we sequence into different areas of mining, we expect to deliver solid operating results over the balance of the year that, at current gold prices, will support continued strong cash flow generation. Based on our current business plan, and assuming an average Canadian dollar gold price for the year at or close to $1,500 per ounce, we are positioned to end 2015 with over $100.0 million of cash and bullion."

	Q1/14	Q2/14	Q3/14	Q4/14	Q1/15
Production (oz.)
Timmins West	33,900	41,900	35,000	31,200	43,000
Bell Creek	10,700	10,400	10,600	12,000	10,000
Total	44,600	52,300	45,600	43,200	53,000
Gold poured (oz.)	45,700	53,500	44,900	42,400	52,000
Gold sold (oz.)	43,000	53,500	45,500	41,200	52,600
Avg. price (US$/oz.)	1,294	1,289	1,284	1,200	1,219
Avg. price ($/oz.)	1,430	1,404	1,397	1,360	1,504
Costs (US$/oz. sold)
Cash operating costs	623	560	598	597	509
All-in sustaining costs	960	784	858	915	748

Qualified Person

Scientific and technical information contained in this press release related to mine engineering and production has been reviewed and approved by Natasha Vaz, P.Eng., Vice-President, Technical Services, who is an employee of Lake Shore Gold Corp., and a "qualified person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Scientific and technical information related to resources, exploration drilling and all matters involving mine production geology contained in this press release, or source material for this press release, was reviewed and approved by Eric Kallio, P.Geo., Senior Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a "qualified person" as defined by NI 43-101.

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer with operations based in the Timmins Gold Camp of Northern Ontario. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current mining and milling operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company's common shares trade on the TSX and NYSE MKT under the symbol LSG.

Footnotes

1 Cash operating costs and cash operating cost per ounce are Non-GAAP measures. In the gold mining industry, cash operating costs and cash operating costs per ounce are common performance measures but do not have any standardized meaning. Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. Cash operating costs per ounce are based on ounces sold and are calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating costs per ounce sold are derived from the cash operating costs per ounce sold translated using the average Bank of Canada C$/US$ exchange rate. The Company discloses cash operating costs and cash operating costs per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company's operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of cash operating costs and cash operating cost per ounce to total production costs for the most recent reporting period, the three and twelve months ended December 31, 2014 and 2013, is set out on page 23 of the Company's fourth quarter and full-year 2014 MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

2 All-in sustaining cost is a non-GAAP measure. This measure is intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining cost as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining cost excludes growth capital, reclamation cost accretion not related to current operations, interest and other financing costs and taxes. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of all-in sustaining cost to total production costs for the most recent reporting period, the three and twelve months ended December 31, 2014 and 2013 is set out on page 24 of the Company's fourth quarter and full-year 2014 MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

3 Bullion relates to gold poured in doré which has not yet been included in revenues and for which cash has not yet been received (valued at market prices).

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted at www.sedar.com, or the Company's most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

Lake Shore Gold Corp.
Tony Makuch
President & CEO
(416) 703-6298

Lake Shore Gold Corp.
Mark Utting
Vice-President, Investor Relations
(416) 703-6298
www.lsgold.com